

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2012

Via E-mail
Jon S. Wheeler
President and Chairman of the Board of Directors
Wheeler Real Estate Investment Trust, Inc.
Riversedge North, 2529 Virginia Beach Blvd., Suite 200
Virginia Beach, Virginia 23452

> **Re: Wheeler Real Estate Investment Trust, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed February 14, 2012**
> **File No. 333-177262**

Dear Mr. Wheeler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In your next amendment, please provide updated operating data and audited financial statements for the year ended December 31, 2011.

2.   We note your response to comment 3 of our letter dated January 24, 2012. We are unable to locate the requested revision and we therefore reissue our prior comment.

Prospectus Cover Page

3.   Please include the risk that your estimated dividend will significantly exceed your estimated cash available for distributions for the twelve months following the offering and is expected to be paid with offering proceeds. Please include a similar summary section risk factor.

Formation Transactions, page 5

4.   We have reviewed your response to comment 4. Please tell us how you determined the 3 properties 50% owned and 50% managed by Jon Wheeler through his interest in Plume Street Financial, are controlled by Jon Wheeler.

Distribution Policy, page 40

5.   Please revise the third paragraph to address whether any subordinated dividends that are unpaid will accrue.

6.   Given the significant coverage shortfall, please revise the table to include line items showing the cash shortfall that is expected to be paid with offering proceeds.

7.   We note your estimated increase due to filled vacancies and other adjustments in footnote three. We do not believe you have a reasonable basis to assume new leases on vacant space. With respect to assumed renewals, please provide us with your reasonable basis for this assumption. In addition, please advise us how this assumption compares to your three-year historical average for renewals. Please also confirm that the table reflects assumed tenant improvements and leasing commissions that you believe would be incurred with any assumed renewals.

8.   Please revise the first sentence of footnote 4 to add the inadvertently omitted word. In addition, please remove the adjustments for assumed expense reductions or provide us a detailed analysis of why you believe you have a reasonable basis for these adjustments.

9.   Please advise us how your estimated capital improvements in footnote 6 compare to your historical three year average of capital improvements from 2009 to 2010. Please provide a table that supports your estimated capital improvements within the footnote.

10.   We note your assumption in footnote 7 that you will refinance maturing indebtedness. Please quantify the amount of assumed refinancing.

11.   In the last paragraph, you indicate that the table does not reflect revenue from renewed leases. This seems to conflict with footnote 3. Please revise or advise.

Future Liquidity Needs, page 58

12.   We note that you have included a table of Mr. Wheeler's property acquisitions. Please relocate this disclosure to the prior performance section or advise why this is relevant to liquidity.

Environmental Matters, page 82

13.   We note your revised disclosure. Please confirm to us that you continue to believe that your properties comply in all material respects with all federal and state regulations regarding hazardous or toxic substances and other environmental matters.

Appendix A

Prior Performance Tables, page A-1

14.   Please revise your narrative introduction to include a page cross-reference to the narrative summary in the registration statement. Please refer to Instructions to Appendix II to Guide 5

15.   Please revise your introduction to include a discussion of the factors considered in determining which previous programs had "similar investment objectives" to yours. Please refer to Instructions to Appendix II in Guide 5.

Table I

Experience in Raising and Investing Funds, page A-2

16.   Please revise the "percent available for investment column" to reflect 100%. In addition, please advise why the last column is "N/A."

17.   Please revise to clarify in Table I on page A-2 the "other (explain)" acquisition cost of $124,997.01 for the Shops at Liberty Square.

Table III

Operating Results of Prior Programs, page A-4

18.   It does not appear that all your tax and distribution data in Table III and Table IV is presented per $1000 invested. Please revise or advise.

19.   Please revise to include the amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program). Please refer to Table III in Guide 5.

Table IV

20.   Table IV should be presented on an aggregate basis rather than a per year basis. Please revise accordingly.

Table V

21.   Please include a "total" cost column that sums up the original mortgage financing column and total acquisition cost column.

22.   Please advise us why the Brandy Hill Plaza and Goldenrod Plaza investments are not described in the "Adverse Business Developments" section on page 63.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Bradley A. Haneberg, Esq.
        Kaufman & Canoles, P.C.
        Via E-mail